UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D. C.  20549


                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                   SEC FILE NUMBER 000-24480
                                                   CUSIP NUMBER 801006107

(Check One) [ ] Form 10-K   [ ] Form 20F    [ ] Form 11-K
            [X] Form 10-Q   [ ] Form N-SAR  [ ]Form N-CSR


For the Period Ended March 31, 2005.

     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

For the Transition Period Ended ________________

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                 PART I - REGISTRANT INFORMATION

Full Name of Registrant:      SANGUINE CORPORATION

Former Name if Applicable:    N/A

Address of Principal          101 East Green Street, Suite #11
Executive Office:             Pasadena, California 91105

                PART II - RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and


     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

          The unaudited financial statements for the quarterly period ended March 31, 2005, will not be available to file on May 16, 2005.

                          PART IV - OTHER INFORMATION

          (1) Name and address of person to contact in regard to this notification:

               Branden T. Burningham, Esq.
               455 East 500 South, Suite 205
               Salt Lake City, Utah  84111
               Telephone:  (801) 363-7411

          (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                             [X] Yes  [ ] No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                             [ ] Yes  [X] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          SANGUINE CORPORATION has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:05/16/05                       /s/ David E. Nelson
     --------                       ----------------------------
                                    David E. Nelson
                                    Chief Financial Officer